Exhibit 99.117

NexTech AR Launches New VR V-Commerce Division

Company enters the multi-billion dollar VR industry

New York, NY - Toronto, ON – January 22nd, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech AR Solutions, the industry leader in augmented reality, is pleased to announce that it’s preparing to launch a Virtual Reality (VR) division called VRitize.

The new VRitize division will help the company achieve its projected revenue goal of $20 million in 2020 by working side by side with the ARitize division utilizing many of the same 3D assets created for AR, only now in a fully immersive new and exciting VR experience for in store retail.

V-commerce has been coined as a way to create virtual stores where a customer could choose and buy products virtually in 3D. VR in retail is predicted to reduce marketing costs, reduce product returns and offer efficient analytics and data which is very similar to the AR value proposition for E-commerce. With ARitize and now VRitize NexTech has positioned itself at the intersection and transformation of the entire $3.7 trillion dollar (Statista) retail ecosystem with the industries first state of the art one-stop E-commerce, V-commerce AR/VR solution.

Evan Gappelberg CEO of NexTech commented “New AR/VR technologies are starting to transform the multi-trillion dollar retail industry, just like Wamnamaker changed the game when he opened the first department store in 1876, then Sears with its massive catalog, next came the internet and Amazon which revolutionized retail with e-commerce. Now we are entering a 4th transformational wave where AR/VR and 3D content creation are becoming essential to merchandising products both online and in brick and mortar stores. NexTech sits right at the forefront of this massive opportunity and tidal wave of innovation which is going to completely change the way we shop over the next few years”.

Having Virtual Reality (VR) capabilities is part of the company’s omni-channel platform approach which includes: AR for e-commerce, AR in Chat, its ARitize App and AR University for education and training. The new VRitize platform will include an app for both iOS and Android and will work on most, if not all VR headsets including Facebook’s Oculus and will continue to leverage all current 3D asset creation technology as well as its soon to be launched 3D ad network, opening up a major new revenue channel in 2020 and beyond. The VRitize platform will be able to utilize the 3D/AR assets the company has already created as well as new assets across both its ARitize platform as well as on its VRitize platform creating an industry first one-stop-shop for AR/VR.

Evan Gappelberg, CEO of NexTech AR comments “By adding VR to our product mix we are positioning NexTech as the industry leader set to dominate both the AR and VR industry for retail”. He continues, “We are super excited to be able to leverage our growing 3D/AR library of assets and technical capabilities into Virtual Reality which compliments our AR technology stack and represents another multi-billion dollar vertical for NexTech.”

A recent Goldman Sachs research report predicts the VR/AR industry, which introduces users to virtual realities and brings digital information to the physical world, may soon become an $80 billion market by 2025. Since virtual reality is still a new and developing space, analysts say the forecasted $80 billion is likely to waver according to actual adoption rates among enterprise and consumer users. If VR/AR sees rapid adoption, then the market may hit a whopping $182 billion.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR/VR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing five multi-billion dollar verticals

VRitize™

Launching in Q1 2020, Virtual Reality (VR) has the ability to disrupt many multi-billion dollar industries like; real estate, live events, retail, education, health care and military industries. Having VR capabilities is part of the company’s omni-channel platform approach which includes: AR for e-commerce, AR in Chat, its ARitize App and AR University for education and training. The new VRitize platform will include an app for both iOS and Android, will work on most if not all VR headsets including Facebook’s Oculus and will continue to leverage all current 3D asset creation technology.

ARitize™ 3D-AR-360 Advertising Platform:

Launching in Q1 2020, the ad platform will be the industry’s first end-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ For eCommerce:

The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University:

Having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios:

Expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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